Exhibit 99.1

Claude Resources Inc. Announces First Quarter 2012 Earnings Call and Webcast

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, May 8, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) (the "Company") has announced that it plans to release its first quarter 2012 financial and operating results on May 14, 2012 prior to market open. In addition to the news release, the Company will also be hosting a conference call and webcast beginning at 11:00 am Eastern Standard Time.

To participate in the conference call please dial 1-888-231-8191.  A replay will be available until May 21, 2012 at 11:59 PM ET by calling 1-416-849-0833 or 1-855-859-2056 and entering the passcode 79151750.

To view and listen to the webcast please use the following URL in your web browser:
http://www.newswire.ca/en/webcast/detail/968321/1039131

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 982,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 10:30e 08-MAY-12